UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934


PATIENT INFOSYSTEMS, INC.
(Name of Issuer)

Common Stock
$.01 Par Value Per Share
(Title Class of Securities)

878190115
(CUSIP Number)

Mr. John Pappajohn
2116 Financial Center
Des Moines, Iowa 50309
515-244-5746
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

July 14, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:  /X/

Check the following box if a fee is being paid with this statement: / /


(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John Pappajohn  ###-##-####

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  /  /
       (b)  /  /

(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS

       PF

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

       /   /

(6)    CITIZENSHIP OR PLACE OR ORGANIZATION

       U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REAPORTING
PERSON WITH:

(7)    SOLE VOTING POWER

       1,506,880

(8)    SHARED VOTING POWER

       0

(9)    SOLE DISPOSITIVE POWER

       1,506,880

(10)   SHARED DISPOSITIVE POWER

       0

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       1,506,880

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES

       /  /

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       18.9%

(14)   TYPE OF REPORTING PERSON

       IN


SCHEDULE 13D

The information contained herein is filed with respect to the Common Stock, $.01 par value (the "Common Stock") of Patient
Infosystems, Inc. by John Pappajohn ("Pappajohn").


Item 1.     Security and Issuer

     The Class of securities to which this Statement relates is the Common Stock, $.01 par value (the "Common Stock") of Patient Infosystems, Inc., a Delaware Corporation (the "Company"), whose address is 46 Prince Street, Rochester, New York, 14607. The principal executive officers of The Company are:

     Derace L. Schaffer     Chairman of the Board of Directors
     Donald Carlberg        President and Chief Executive Officer
     Gregory Brown          Chief Financial Officer, Secretary and
                            Treasurer


Item 2.     Identity and Background

     This Statement is being filed by John Pappajohn, whose business address is 2116 Financial Center, Des Moines, Iowa, 50309. Mr. Pappajohn is the President of Equity Dynamics, Inc., a financial consulting firm, and sole owner of Pappajohn Capital Resources, a venture capital firm, both located in Des Moines, Iowa. Mr. Pappajohn has served as a director of the Company since inception.

     During the last five years Mr. Pappajohn has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years Mr. Pappajohn has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Pappajohn is a citizen of the United States of America.


Item 3.     Source and Amount of Funds or Other Consideration

     On July 14, 1997, Mr. Pappajohn purchased 50,000 shares of
Common Stock of the Company for total consideration of $168,750
($3.38 per share).
The purchase was made from Mr. Pappajohn's personal funds.


Item 4.     Purpose of the Transaction

     The Common Stock was acquired for investment purposes only.

     (a) Mr. Pappajohn expects to hold the Common Stock for investment purposes and has no plans to dispose of the Shares of the Company.

     (b - j)  Not Applicable.


Item 5.     Interest in Securities of the Issuer

     (a) Mr. Pappajohn beneficially owns 1,492,480 shares of Stock representing 18.7% of the Company's issued and outstanding shares and 14,400 Options representing 0.2. This does not include 21,600 shares subject to outstanding options which are not exercisable within the next 60 days.

     (b) Mr. Pappajohn has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,492,480 shares of Stock and 14,400 Options. This does not include 21,600 shares subject to outstanding options which are not exercisable within the next 60 days.

     (c) No other transactions in the Stock were effected during the past sixty (60) days by Mr. Pappajohn.

     (d - e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of Issuer

     No contracts, arrangements, understandings or relationships (legal or otherwise) have been entered into by Mr. Pappajohn and any other person with respect to any of the Stock of Patient Infosystems, Inc. except those that have been described herein and are attached hereto as exhibits.


Item 7.     Material to be Filed as Exhibits

     Not applicable.


Item 8.  Certification and Signature:

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 24, 1997

/s/ John Pappajohn
-------------------
John Pappajohn